SEC
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DEC 02 2019

Washington DC
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19011198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue
(No. and Street)

Hamden, (City) CT (State) 06518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Butler (203) 248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

Securities and Exchange Commission
Trading and Markets
DEC 02 2019
RECEIVED

SEC Mail Processing
DEC 02 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CT
County of New Haven
Subscribed and sworn to (or affirmed) before me on this 30th day of September, 2019 by Michael J. Butler proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Laura Cofrancesco

Financial Statements

CFS SECURITIES, INC.

Years ended September 30, 2019 and 2018

CFS SECURITIES, INC.

Years ended September 30, 2019 and 2018

CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of CFS Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CFS Securities, Inc. (the "Company") as of September 30, 2019, the related statements of comprehensive income (loss), changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Other Matter—2018 Financial Statements

The financial statements of the Company, as of and for the year ended September 30, 2018, were audited by other auditors whose report thereon, dated November 16, 2018, expressed an unqualified opinion.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.
We have served as the Company's auditor since 2019.
Northridge, California
November 26, 2019

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

CFS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2019 and 2018

	2019	2018
Assets		
Cash	$ 7,572	$ 4,158
Commissions receivable	20,682	23,780
Prepaid expenses	1,396	937
Furniture and equipment, net	-	-
Due from Cooper Financial Services, Inc.	27,873	45,500
Note receivable, officer	66,969	65,754
Investments available for sale	24,269	22,968
Deferred taxes	-	2,300
Total assets	$148,761	$ 165,397
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 400	$ 400
Total liabilities	400	400
Stockholders' equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	136,446	152,752
Accumulated other comprehensive income, net unrealized gain on investment (net of tax)	1,915	2,245
Total stockholders' equity	148,361	164,997
Total Liabilities and Stockholders' Equity	$148,761	$165,397

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended September 30, 2019 and 2018

	2019	2018
Revenue and other income:		
Commissions	**$138,395**	$160,467
Administrative fees	**7,133**	11,559
Realized gain on sale of securities	**-**	2,372
Dividend and interest income	**2,846**	2,396
Total revenue and other income	**148,374**	176,794
Operating expenses:		
Compensation and benefits	**54,361**	56,184
Commissions	**20,388**	22,662
Professional fees	**63,789**	55,490
Licenses, dues and subscriptions	**8,787**	8,036
Office, occupancy and maintenance	**7,425**	15,913
Other	**7,350**	6,363
	162,100	164,648
Income (loss) before income taxes	**(13,726)**	12,146
Provision for income tax	**2,580**	1,697
Net income (loss)	**(16,306)**	10,449
Other comprehensive loss, net of tax		
Unrealized loss, on available for sale securities	**(330)**	(1,754)
Comprehensive income (loss)	**($ 16,636)**	$ 8,695

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended September 30, 2019 and 2018

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance October 1, 2018	1,000	$10,000	-	$142,303	$3,999	$156,302
2018 net income	-	-	-	10,449	-	10,449
2018 unrealized loss, net of tax	-	-	-	-	(1,754)	(1,754)
Balance September 30, 2018	1,000	10,000	-	152,752	2,245	164,997
2019 net loss	-	-	-	(16,306)	-	(16,306)
2019 unrealized loss, net of tax	-	-	-	-	(330)	(330)
Balance September 30, 2019	1,000	$10,000	-	$136,446	$1,915	$148,361

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the years ended September 30, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net income (loss)	**($ 16,306)**	$ 10,449
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Realized gain on sale of securities	**-**	(2,372)
Depreciation	**-**	254
Change in deferred taxes	**2,300**	1,300
Changes in operating assets and liabilities:		
Commission receivables	**3,098**	(87)
Prepaid expenses	**(459)**	306
Due from Cooper Financial Services, Inc.	**17,627**	(18,068)
Accounts payable	**-**	(72)
Net cash provided by (used in) operating activities	**6,260**	(8,290)
Cash flows from investing activities:		
Purchase of investments available for sale	**(1,631)**	(1,148)
Sale of investments available for sale	**-**	10,000
Interest associated with note receivable	**(1,215)**	(1,215)
Net cash provided by (used in) investing activities	**(2,846)**	7,637
Cash flows from financing activities:	**-**	-
Net change in cash	**3,414**	(653)
Cash, beginning	**4,158**	4,811
Cash, ending	**$ 7,572**	$ 4,158
Supplementary cash flow information:		
Cash paid for income taxes	**$ 280**	$ 422
Cash paid for interest	**$ -**	$ -

See accompanying notes to financial statements.

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

CFS Securities, Inc. (the "Company") is a Connecticut Company located in Hamden, Connecticut. The Company is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority (FINRA) and Municipal Securities Rulemaking Board ("MSRB"). The Company is currently registered as a broker-dealer in 12 jurisdictions.

The Company conducts securities business in the following areas: mutual fund retailer, 529 plans, municipal securities broker, and broker or dealer selling variable life insurance or annuities. The Company conducts business directly with third party Product Sponsors.

While the Company receives fees and commissions from various sources, all of the Company's customer fees are referred generally by Cooper Financial Services, Inc. ("Cooper"), a related party affiliated by common ownership.

Reclassifications:

Certain prior year balances have been reclassified to conform with the current period presentation. These reclassifications had no effect on the previously reported stockholders' equity.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company has adopted this standard effective October 1, 2018.

1. **Nature of business and summary of significant accounting policies** (continued):

Revenue Recognition (continued):

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption did not have an impact on the Company's financial statements and no cumulative effect adjustment under the modified retrospective method of adoption is necessary.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company receives administrative fees for programs developed and implemented by third party product sponsors and are recorded when the Company has completed its services performance obligations; the customer has firmly committed; and collection is reasonably assured. The Company records trail commissions upon receipt, which represents when the Company's customer services and market realization performance obligations have been completed. Realized gains from sale of investments available for sale are recognized on the trade date, based on specific identification cost applied on a first-in, first out basis.

Basis of presentation:

The Company uses the accrual method of accounting for financial statement purposes.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from those estimates.

1. **Nature of business and summary of significant accounting policies** (continued):

Commissions receivable:

Commissions receivable consists of revenues due from investment and insurance companies earned by the Company representatives on which the investment and insurance companies have not paid the Company as of year-end.

The Company carries its receivable at net realizable value. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions. Management believes that this balance is fully collectable; therefore an allowance is not needed.

Fixed assets:

Fixed assets are stated at cost net of accumulated depreciation. Major renewals, additions, and betterments are capitalized to the property accounts while maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets (three to five years).

Investments:

Investments consist of available for sale securities. Available for sale securities are reported at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, determined on the trade date based on specific identification cost applied using the first-in first out method, are included in earnings.

Advertising costs:

The Company expenses advertising costs as they are incurred.

1. **Nature of business and summary of significant accounting policies** (continued):

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Company files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting and future benefits to be recognized upon the utilization of operating loss carry forwards. Deferred tax assets and liabilities not expected to be realized are reduced by a valuation allowance.

Management of the Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of September 30, 2019 and 2018, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2019, the Company's federal and state tax returns generally remain open for examination for three years from the date filed.

Fair value measurement:

Investments are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

1. **Nature of business and summary of significant accounting policies** (continued):

Fair value measurement (continued):

Level 1 - Inputs are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs are based upon other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs are generally unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. **Net capital requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

As of September 30, 2019, the Company had net capital and net capital requirements of $31,537 and $5,000, respectively and its ratio of aggregate indebtedness to net capital was 0.01 to 1.

3. **Furniture and equipment, net:**

	2019	2018
Furniture and equipment	$8,847	$8,847
Less accumulated depreciation	(8,847)	(8,847)
Net furniture and equipment	$ 0	$ 0

4. **Investments:**

The Company's available for sale investments are carried at fair value and consist of large value mutual funds which invest primarily in equity and bond securities. The following table presents the Company's available for sale investments.

	September 30, 2019			Fair Value Hierarchy		
Fund	Cost	Unrealized Gain	Fair Value	Level 1	Level 2	Level 3
Mutual fund	$21,654	$2,615	$24,269	$24,269	$ -	$ -

	September 30, 2018			Fair Value Hierarchy		
Fund	Cost	Unrealized Gain	Fair Value	Level 1	Level 2	Level 3
Mutual fund	$20,023	$2,945	$22,968	$22,968	$ -	$ -

5. **Income taxes:**

Net deferred tax assets of $0 and $2,300 at September 30, 2019 and 2018, respectively, are the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

5. **Income taxes** (continued):

	2019	2018
Deferred tax assets:		
Federal net operating loss carry forward	**$10,000**	$ 7,100
State net operating loss carry forward	**3,800**	2,900
Accounts payable	**100**	100
Total deferred tax assets	**13,900**	10,100
Deferred tax liabilities:		
Accounts receivable	**(5,900)**	(6,800)
Prepaid expenses	**(400)**	(300)
Net unrealized gain on investment	**(700)**	(700)
Total deferred tax liability	**(7,000)**	(7,800)
Net deferred taxes, before valuation allowance	**6,900**	2,300
Valuation allowance	**(6,900)**	-
Net deferred taxes	**$ -**	$ 2,300

At September 30, 2019, the Company had approximately $47,000 and $51,000 in net operating loss carryforwards to offset federal and state taxable income, respectively. Federal net operating loss carryforwards recognized before 2018 expire through 2037, whereas losses recognized after 2018 are carryforward indefinitely. State net operating loss carryforwards expire through 2038.

6. **Related party transactions:**

The Company has an expense sharing agreement with Cooper. Under the terms of the agreement, the Company pays to Cooper monthly fees for the use of office facilities and other administrative services. The Company reimbursed Cooper for compensation and benefits, office, occupancy and maintenance, and insurance expenses totaling $63,684 and $68,656 during the years ended September 30, 2019 and 2018, respectively.

As of September 30, 2019 and 2018, as presented on the statements of financial condition, net amounts due from Cooper were $27,873 and $45,500, respectively. Included within these amounts are advances to and from Cooper. Advances are non-interest bearing and are due on demand.

6. **Related party transactions** (continued):

During 2016 and 2014, the Company loaned money to a stockholder of the Company. The loan was evidenced by a promissory note from the stockholder to the Company. The loan, which is unsecured and bears interest at the rate of 2.00% per annum, has a term of ten years. The loan is payable in full in one lump sum balloon payment at the expiration of the term of the loan. As of September 30, 2019 and 2018, principal and interest outstanding was $66,969 and 65,754, respectively.

7. **Concentrations of risk and uncertainties:**

As stated in Note 1, the Company's customers are normally referred by Cooper. Accordingly, the financial results are dependent upon Cooper. As a broker-dealer, the Company receives fees on investments from various sources made by the clients of Cooper. During the years ended September 30, 2019 and 2018, the Company received 58% and 56%, respectively, of commissions from one source.

Although the Company conducts business through third party Product Sponsors, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is subject to various legal claims and regulatory examinations in the normal course of doing business. Based on information currently available there are no claims or examinations that would have a material effect on the Company's financial position.

8. **Supplemental schedules required under Rule 15c3-3:**

The Company claims exemption k(1) from rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, conducting business directly with third party Product Sponsors. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been prepared in these financial statements: computation for determination of reserve requirements; information relating to the possession of control requirements; reconciliation of the computation of net capital and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3.

9. **Commitments and contingencies:**

The Company has entered into a stock purchase agreement with the estate of a shareholder, to purchase shares held by the estate. As of September 30, 2019, the repurchase had not been completed.

10. **Subsequent events:**

In preparing these financial statements, management has evaluated subsequent events and transactions through the date the financial statements were available to be issued.

CFS SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2019 and 2018

	2019	2018
Total assets	**$148,761**	$165,397
Less: total liabilities	**400**	400
	148,361	164,997
Net worth		
Less: Non-allowable assets		
Prepaid expenses	**1,396**	937
Fixed assets	**-**	-
Commissions receivable, unallowable	**16,946**	18,711
Due from Cooper Financial Services, Inc.	**27,873**	45,500
Note receivable, officer	**66,969**	65,754
Deferred taxes	**-**	2,300
Total	**113,184**	133,202
Tentative net capital	**35,177**	31,795
Less adjustments:		
Haircuts on securities positions	**3,640**	3,445
Net capital	**$ 31,537**	$ 28,350
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000 minimum net capital requirement)	**5,000**	5,000
Excess of net capital	**$ 26,537**	$ 23,350
Aggregate indebtedness:	**$ 400**	$ 400
Ratio of total aggregate indebtedness to net capital	0.01 to 1	0.02 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A Filing as of September 30, 2019 and 2018.

CFS SECURITIES, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

September 30, 2019 and 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirement of this Rule.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of CFS Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) CFS Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CFS Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1)(the "exemption provisions") and (2) CFS Securities, Inc. stated that CFS Securities, Inc. met the identified exemption provisions throughout the year ended September 30, 2019 without exception. CFS Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFS Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 26, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

CFS Securities, Inc.
Member FINRA/SIPC
3190 Whitney Avenue Building Six
Hamden, Connecticut 06518
(203) 248-1972 (Fax) (203) 287-0944
Toll Free (877) 237-4621
E-Mail: cfs@cooperfinservices.com

The Exemption Report

We, as members of management of CFS Securities, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240. 15c3-3: (k)(1) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions.

Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § I5c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions");

(2) We met the identified exemption provisions throughout the most recent fiscal year, September 30, 2019, without exception.

Sincerely,

Michael J. Butler
President & Chief Compliance Officer
CFS Securities, Inc. (CRD# 46201)